FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of March, 2015

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

FORM 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1.

Name and Address of Company

Alberta Star Development Corp.

2300-1066 West Hastings Street

Vancouver, B.C. V6E 3X2

Item 2.

Date of Material Change

March 6, 2015

Item 3.

News Release

Issued and distributed through the facilities of Marketwire on March 6, 2015

Item 4.

Summary of Material Change

See attached copy of the March 6, 2015 News Release

Item 5.

Full Description of Material Change

See attached copy of the March 6, 2015 News Release

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

Stuart Rogers

Telephone: (604) 689-1749

Item 9.

Date of Report

March 6, 2015

ALBERTA STAR DEVELOPMENT CORP.

Suite 2300 - 1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

March 6, 2015

 TSX-V: ASX

OTC BB:  ASXSF

FRANKFURT: QLD

News Release

Alberta Star to voluntarily terminate its share registration in U.S.

Alberta Star Development Corp. (TSX-V: ASX; OTC BB: ASXSF; Frankfurt: QLD) (“Alberta Star”) intends to file a Form 15-F today with the U.S. Securities and Exchange Commission (“SEC”) to voluntarily terminate the registration of its common shares under the U.S. Securities Exchange Act of 1934 (the “1934 Act”).

It is anticipated that termination of the registration under the 1934 Act will take effect no later than 90 days following the filing of the Form 15-F.   As a result of this filing, the Company will immediately stop filing certain reports, including Form 20-F and Form 6-K, with the SEC and the shares of Alberta Star will no longer be quoted on the OTC QB.

Alberta Star will remain listed on the TSX Venture Exchange and will continue to meet its continuous disclosure obligations through filings with the applicable securities regulators in Canada.  These filings can be accessed at www.sedar.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Stuart Rogers
President & Chief Executive Officer
Alberta Star Development Corp.
Tel: (604) 689-1749

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts and the results of exploration activities - that could cause actual results to differ materially from Alberta Star’s expectations are disclosed in Alberta Star's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  March 6, 2015

By:      /s/ Stuart Rogers

Stuart Rogers

Director